ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-181455; 333-181455-01

December 4, 2012

Rowan Companies, Inc.

Pricing Term Sheet

$200,000,000 4.875% Senior Notes due 2022

$400,000,000 5.400% Senior Notes due 2042

Issuer:	Rowan Companies, Inc.

Guarantor:	Rowan Companies plc

Title	4.875% Senior Notes due 2022 (“2022 Notes”) 5.400% Senior Notes due 2042 (“2042 Notes”)

Ratings: (Moody’s / S&P)*	Baa3 / BBB–

Security Type:	Senior Unsecured Notes

Distribution:	SEC Registered

Pricing Date:	December 4, 2012

Settlement Date:	December 11, 2012 (T+5)

Maturity Date:	June 1, 2022 (2022 Notes) December 1, 2042 (2042 Notes)

Principal Amount:	$200,000,000 (2022 Notes) $400,000,000 (2042 Notes)

Benchmark:	UST 1.625% due November 15, 2022 (2022 Notes) UST 2.750% due August 15, 2042 (2042 Notes)

Benchmark Price / Yield:	100-03+ / 1.613% (2022 Notes) 99-13 / 2.779% (2042 Notes)

Spread to Benchmark:	+ 210 bps (2022 Notes) + 265 bps (2042 Notes)

Yield to Maturity:	3.713% (2022 Notes) 5.429% (2042 Notes)

Interest Rate:	4.875% (2022 Notes) 5.400% (2042 Notes)

Public Offering Price:	109.007% plus accrued interest from December 1, 2012 (2022 Notes) 99.575% plus accrued interest, if any from December 11, 2012 (2042 Notes)

Net Proceeds Before Expenses:	$216,714,000 (2022 Notes) $394,800,000 (2042 Notes)

Optional Redemption:

2022 Notes:

Redeemable at any time prior to March 1, 2022 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 50 bps, plus accrued and unpaid interest.

Redeemable at any time on or after March 1, 2022 in amount equal to the principal amount plus accrued and unpaid interest.

2042 Notes:

Redeemable at any time prior to June 1, 2042 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 40 bps, plus accrued and unpaid interest.

Redeemable at any time on or after June 1, 2042 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	June 1 and December 1, beginning on June 1, 2013 (2022 Notes) June 1 and December 1, beginning on June 1, 2013 (2042 Notes)

CUSIP / ISIN:	779382 AP5 / US779382AP57 (2022 Notes) 779382 AQ3/ US779382AQ31 (2042 Notes)

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated DNB Markets, Inc. Goldman, Sachs & Co.

Co-Managers:	HSBC Securities(USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Revised Capitalization Disclosure:

In the “As Adjusted for the Offering” column of the capitalization and cash equivalents table on page S-15 of the preliminary prospectus supplement relating to the offering of the 2022 notes and the 2042 notes, (a) the amount of cash and cash equivalents is $938.8 million, (b) the amount of the 2022 notes to be issued in this offering is $218.0 million, (c) the amount of the 2042 notes to be issued in this offering is $398.3 million, (d) the amount of total long-term debt, including current maturities, is $2,009.5 million, and (e) the amount of total capitalization is $6,487.8 million.

The Issuer and the Guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Barclays Capital Inc. at 1-888- 603-5847, Citigroup Global Markets Inc. at 1-877-831-9146, RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-800-326-5897.